

OFFERING
MEMORANDUM

facilitated by



Gourmet Renee LLC

FORM C

OFFERING

MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Gourmet Renee LLC
State of Organization	KY
Date of Formation	03/28/2012
Entity Type	Limited Liability Company
Street Address	326 Elm St, Ludlow KY, 41016
Website Address	bircus.com

(B) Directors and Officers of the Company

Key Person		Paul Hallinan Miller
Position with the Company		
	Title	Manager
Other business experience (last three years)		Chief Goof-Officer Balances a circus, brewery and kegs on his chin from time to time. Founded CircEsteem in Chicago in 2001. Toured as a clown with the Greatest Show On Earth in 1996-97. Founded the 1st SEC RegA+ Brewery in the USA.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Paul Hallinan Miller	60.5%

(D) The Company's Business and Business Plan

Ludlow Theater Highlights

Built-in 1946, converted to a factory in the mid-1980's, sat empty until Circus Mojo transformed the space into a performance venue in 2009 All circuses are fueled by concessions hence the Bircus Brewing Co.

- 2012 Gourmet Renee created to sell beer at the Ludlow Theatre
- 2015 Shift to produce Bircus beers with a much higher profit margin 2017
- Opens 25 seat taproom and 800 sq foot brewing area
- 2018 Opens 290 seat Historic Brewery/Theatre/Circus
- 2019 Secures 8 Highway Avenue a 10,000 sq ft site in Opportunity Zone Grows
- through pandemic offering smoked corn dogs and woodfired pizza
- 2023 Adds Wine & Cider License
- Secures State and Federal Historic Tax Credits for 8 Highway Ave Expansion Site Signs
- MOUs to export beer and expand concept with partners worldwide

Our Story

At the 2011 Network of International Circus Educators Conference in Berlin, Circus Mojo's Creator, Paul Miller, met Circusplaneet's Coördinator, Matthias Vermael. An innovator, free thinker, and showman, Vermael introduced Miller to BIRCUS, an idea sparked from the desire to eschew government funding in pursuit of circus autonomy. Fancy that! These kindred spirits bonded over a couple BIRCUS beers and planned to bring this big-top idea stateside. Miller licensed the concept and set forth to expand the Ludlow Theatre into a brewery connected to local history, community outreach, unique entertainment and stellar beer.

In 2015 Miller purchased equipment made in California by New World Brewing Systems in October of 1996, the month and year he proposed to "Gourmet" Renée, his wife of 18 years and namesake of the LLC. It was fate: love, circus and beer. The brewing system consists of a 5 barrel brewhouse, three 10 barrel fermenters and three 10-barrel bright tanks. Each tank has a glycol jacket and there is a glycol storage unit in matching stainless.

Highlights

- Poured our first beer for sale in our parking lot 3/14/2018. That November we opened our adjacent 25-seat tasting room.

- Began distribution in NKY with Chas Seligman in 2018.

- In November 2019, the Historical Ludlow Theatre reopened with the Bircus Brewing Co. serving craft beer and Circus Mojo providing circus acts.

- Secured rights for self-distribution and raised $250K from 200+ investors to expand into leased 2nd location in Covington, KY, and attempt self-distribution. Closed this location at the end of the 2-year lease. Proud to say our partner North South Baking Co. is still using the space to its best use. Bircus needs space to host events circus etc.

- By focusing on positive developments Bircus helped Ludlow become the Hottest Real Estate Market in all of Kentucky from 2010-2020 according to property reinsurance firm Insurify

- 2023 Secured historic listing 8 Highway Ave with plans to scale brewing ops and distribute worldwide.

  "Every major city has a Ludlow. And in that Ludlow, there is an empty theatre and young people who have dreams, are hustlers, and can do great things."

The Team

Paul Miller, Chief Goof-Officer
Tony Harrell, Brewer
Virginia Gribben, Sales & Events Manager
Stephanie Gruber, General Manager

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 10 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$40,000
Offering Deadline	March 22, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section

(K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Canning Operations	$5,000	$24,000
Cider production	$4,300	$6,630
Working Capital	$10,000	$30,000
Marketing	$5,000	$15,000
Merchandise	$5,000	$10,000
Legal & Accounting (Independent CPA Review)	$4,000	$15,000
Landscape Bircus Expansion Site	$2,000	$8,000
Bircus Kenya	$2,000	$7,000
Mainvest Compensation	$2,700	$8,370
TOTAL	$40,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button Follow the
- instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of non-voting membership units, which we refer to as "Units." The Units are being offered at $500 for one Unit.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of Non-Voting Membership Units which are referred to as "Units." The Units are being sold at a price per Unit of $500 and fractional units can be purchased for $250 per one half Unit. The maximum amount of additional Units that may be sold in this offering is 248 units.

Summary of Terms

Once you pay for your Unit(s), you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Units. The Units will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Operating Agreement prohibits the sale or other transfer of Units without the Company's consent.
- If you want to sell your Unit the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Units, as there would be for a publicly-traded stock.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the Non-Voting Membership Units being offered to investors	Limited Liability Company Interests are an equity interest with voting rights, whereas Non-Membership Units do not have voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Paul Hallinan Miller	60%

How the Exercise of Voting Rights Could Affect You

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely the Units retain value. If they make poor business decisions, it is less likely the Units retain value. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection.

How the Units are Being Valued

The Units are being valued at $500 per unit. Fractional units are available at $250 for one half of a Unit.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Bircus Investors	$255,000	8%	06/30/2025	Convertible Notes
SBA EIDL	$482,000	3.75%	12/31/2031	Long Term SBA

(Q) Other Offerings of Securities within the Last Three Years

December 2021 - Regulation Crowdfunding Campaign Raised: $250,175.00 closed Jan 5, 2023

INVESTMENTS: 252

Goal: $50.0K - $250.0K

Bircus offered equity ownership at $500.00 per share, which will be calculated as (your amount invested / $15.0M post-money valuation). Minimum Shares to Invest in: 0.5 (x $500.00/share = $250.00 minimum).

March 2016 - Regulation A Bircus offered 500 shares valued at $1,000 a share. Total (the sum of the aggregate offering price and aggregate sales in the four preceding paragraphs) $500,000

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Bircus Brewing Co. has been operating since March 2012 and has since achieved the following milestones:

- Gourmet Renee LLC was incorporated to sell beer at the Ludlow Theatre in 2012

- Hosted Ludlow Kentucky's 150th Celebration in 2014 at the Ludlow Theatre with the Mayor, Congressman Thomas Massie, and many local dignitaries

- The City of Ludlow shut down the Ludlow Theatre on the day final and the best offers for an empty bank and parking lot on the same block.

- Secured a listing on the National Historic Register for the Ludlow Theatre in 2016

- Secured TTB Federal Brewers Permit

- 2016 Registered the first Regulation A+ Crowdfund brewery in the USA.

- 2017 sold the first Bircus beers, Lagoon, Miss Patterson, Showman, Alta Via

- Utilized State Historic Tax Credits to ReOpen the Ludlow Theatre as Bircus Brewing Co.

- 2019 Secured expansion site in Ludlow's Opportunity Zone at 8 Highway Avenue

- Secured a listing on the National Historic Registry for 8 Highway Avenue; 20% Federal and 20% State Tax Credits approved

- Bircus Brewing Co. grew through the pandemic by adding food: smoking corndogs and building a wood-fired pizza oven,

Financial liquidity

Bircus Brewing Co. has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Bircus Brewing Co. expects its liquidity position to increase upon raising capital on Mainvest and deploying the capital to grow the business.

Other challenges

Bircus Brewing Co. has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- Bircus has MOUs in place to replicate the model worldwide across Africa, and Central and South America.

- Initially sending beer in plastic kegs and circus equipment for the trial run will be expensive

- Oncestyles are established American-made nano brewing equipment will be sent to Bircus International Pilot sites in Nairobi-Kenya, Awassa-Ethiopia, and Bogota-Colombia

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements. Pro

Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$874,438	$961,881	$1,029,212	$1,080,672	$1,113,092
Cost of Goods Sold	$533,650	$587,014	$628,104	$659,508	$679,293
Gross Profit	$340,788	$374,867	$401,108	$421,164	$433,799
EXPENSES					
Rent	$43,829	$44,924	$46,047	$47,198	$48,377
Marketing, Ads, & Sponsorships	$35,000	$35,875	$36,771	$37,690	$38,632
Donations`	$3,000	$3,075	$3,151	$3,229	$3,309
Dues, Subs, & Memberships	$5,000	$5,125	$5,253	$5,384	$5,518
Insurance	$9,000	$9,225	$9,455	$9,691	$9,933
Labor & Payroll Expenses	$45,000	$46,125	$47,278	$48,459	$49,670
Supplies	$4,000	$4,100	$4,202	$4,307	$4,414
Taxes & Licenses	$21,000	$21,525	$22,063	$22,614	$23,179
Utilities	$60,000	$61,500	$63,037	$64,612	$66,227
Vehicle Expenses	$7,500	$7,687	$7,879	$8,075	$8,276
Operating Profit	$107,459	$135,706	$155,972	$169,905	$176,264

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Subscription Agreement" and are not enforceable under "the Subscription Agreement".

Additional Information Included in the Form C

	Most recent fiscal year- end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$599,168	$632,028
Cash & Cash Equivalents	$85,462	$37,592
Accounts Receivable	$0	$0
Short-term Debt	$25,000	$25,000
Long-term Debt	$500,210	$500,201
Revenues/Sales	$851,697	$653,083
Cost of Goods Sold	$206,015	$167,671
Taxes Paid	$56,934	$72,820
Net Income	$(430,305)	$(264,464)

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS,
MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA,
WV, WI, WY, B5, GU, PR, VI, 1V